For Immediate Release

Investor Relations: F. Barry Bilson
(410) 539-0000
Media: Mary Athridge
(410) 454-4421

LEGG MASON REPORTS RESULTS FOR THIRD QUARTER
AND FIRST NINE MONTHS OF FISCAL YEAR 2008

-- Net Income of $155 Million, or $1.07 per Diluted Share for the Third Quarter --

-- Assets Under Management of $998 Billion--

Baltimore, Maryland – January 30, 2008 – Legg Mason, Inc. (NYSE: LM) today reported its operating results for the third fiscal quarter and nine months ended December 31, 2007. For the quarter, revenues were $1.19 billion, up 5% from $1.13 billion in the third quarter of fiscal 2007. Net income for the quarter was $154.6 million, or $1.07 per diluted share, representing an 11% and 12% decline, respectively, from $174.6 million, or $1.21 per diluted share, in the third quarter of fiscal 2007. The decline in net income included a previously announced charge of approximately $23 million ($0.16 per diluted share), after giving effect to related compensation adjustments and taxes, resulting from support for Asset Backed Commercial Paper ("ABCP") investments held by certain of the Company's liquidity funds. Cash income for the quarter (please refer to page 5) was $1.42 per diluted share, down 10% from the third quarter of fiscal 2007.

Assets Under Management ("AUM") decreased to $998.5 billion, down 1% from $1.012 trillion at September 30, 2007, but representing an increase of 6% from $944.8 billion at December 31, 2006.

For the fiscal year to date, revenues were $3.6 billion, up 11% from the comparable period in fiscal 2007. Net income was $523.1 million, or $3.62 per diluted share, both representing a 10% increase from the comparable period.   Cash income for the fiscal year to date was $4.68 per diluted share, up 8% from the corresponding nine months of fiscal 2007.

Announcement of New President and CEO

On January 28, 2008, the Board of Directors of Legg Mason, Inc. elected Mark R. Fetting President, Chief Executive Officer and member of the Board of Directors. Raymond A. "Chip" Mason, the Company's founder and long-time Chairman, President and Chief Executive Officer, will continue to serve as non-executive Chairman.

Harold L. Adams, an independent director who chaired the Board of Directors' Search Committee, said, "Following a very comprehensive due diligence process, the Board is unanimous in its conviction that Mark's extensive industry experience, superb leadership skills, keen intellect and business acumen make him the ideal steward to lead Legg Mason into the future.

"As we congratulate Mark, the Board also wishes to greatly acknowledge the extraordinary leadership of Chip Mason, whose integrity and vision has so influenced Legg Mason's success over the past 38 years. We look forward to his continued counsel as a member of the Board."

Comments on Results in the Third Quarter of Fiscal Year 2008

Mr. Mason commented, "This past quarter was among the most volatile periods the market has experienced. The decline in the equity markets was harsh and caused substantial investor worry. Throughout the quarter, concerns about the dollar, a potential recession and the financial sector at large were widely felt around the world. The bond markets continued to show significant strain, with little reaction to government stimulation. Other than Treasury bonds, many markets were sluggish, or had limited bidding capacity.

"Legg Mason earnings, before the $0.16 charge for money market fund exposure, were essentially unchanged quarter over quarter and year over year. Our net income for the nine months through December 2007 shows a 10% increase year over year, even including the $0.16 earnings charge. We are hopeful that sometime in the next several quarters, we will return to a more stable economic environment, as well as more stable and more positive debt and equity markets.

"During the past quarter, the Company has enhanced its cash position to its highest levels in history. With asset managers that are among the most highly regarded in the industry, and with a strong cash position, we believe we are well positioned for the future."

Assets Under Management Decreased to $998 Billion

AUM decreased to $998.5 billion as of December 31, 2007, down $13.1 billion, or 1%, from $1.012 trillion as of September 30, 2007. There were net client cash outflows of $9.1 billion in the December quarter and market depreciation of $4.0 billion. Equity outflows were $10.6 billion and liquidity outflows were $0.5 billion, while fixed income recorded inflows of $2.0 billion for the quarter.

Average AUM during the quarter was $1.014 trillion, compared to $994.7 billion in the second quarter of fiscal year 2008 and $925.0 billion in the third quarter of fiscal year 2007. At December 31, 2007, equity products represented 32% of AUM, fixed income represented 52% and liquidity represented 16%. By business division, 53% of total AUM was in Institutional, 40% in Managed Investments and 7% in Wealth Management. Assets managed for non-U.S. domiciled clients represented 34% of total AUM at December 31, 2007.

The Institutional division's assets grew during the quarter, primarily at Western Asset and Brandywine Global Investment. Managed Investment assets declined moderately in the quarter primarily as a result of market depreciation and outflows in key equity products at ClearBridge Advisors and Legg Mason Capital Management. Wealth Management assets declined slightly, with continued outflows at Private Capital Management partially offset by positive flows at Permal.

Comparison to the Third Quarter of Fiscal Year 2007

Revenues increased 5% from the prior year quarter, reflecting an increase of 10% in average AUM, principally in fixed income and liquidity assets.   Performance fees declined 19%, to $50.8 million, reflecting lower levels earned at several of our investment managers. Operating expenses declined 3% from the prior year quarter. Absent the ABCP related compensation adjustment, operating expenses would have increased 3%, largely due to higher distribution and servicing costs related to increased AUM, and higher compensation costs related to increased revenues. Non-operating expense increased $109.4 million, driven by approximately $91 million of unrealized losses and other costs related to the Company's support of the liquidity funds. Net income was $154.6 million, or $1.07 per diluted share, down 11% and 12%, respectively, from $174.6 million, or $1.21 per diluted share, in the corresponding third quarter of fiscal year 2007.   As noted earlier, the decline in net income included an after-tax charge of approximately $23 million related to a reduction in the value of certain ABCP held by certain of the Company's liquidity funds. Diluted earnings per share were $1.07, including the ABCP related charge of $0.16 per share. Cash income (refer to page 5) was $205.1 million, or $1.42 per diluted share, compared to $227.4 million, or $1.58 per diluted share, in the comparable period last fiscal year.

The pre-tax profit margin decreased to 20.8% from 24.5% in the third quarter of fiscal year 2007. The pre-tax profit margin, as adjusted for distribution and servicing expense (refer to page 6), was 28.7%, down from 33.5%.

Consolidated Results for the Fiscal Year to Date 2008

Total revenues for the first nine months of fiscal 2008 were $3.6 billion, up 11% from the corresponding fiscal year period ended December 31, 2006, reflecting an increase of 12% in average AUM and increases in fund advisory and separate account revenues of 19% and 5%, respectively. Performance fees increased by 24%, to $129.5 million. Net income was $523.1 million, or $3.62 per diluted share, an increase of 10% from $474.3 million, or $3.29 per diluted share for the comparable nine month period in fiscal year 2007. Higher net income was a result of higher AUM and performance fees, partially offset by ABCP related charges. Cash income (refer to page 5) was $675.8 million, or $4.68 per diluted share, up 8% from $623.0 million, or $4.32 per diluted share, for the corresponding fiscal year to date period.

The pre-tax profit margin for the first nine months was 23.5%, compared to 24.0% for the nine months ended December 31, 2006. The pre-tax profit margin, as adjusted for distribution and servicing expense (refer to page 6), was 32.2%, down from 33.1% for the corresponding prior year period.

Comparison to the Second Quarter of Fiscal Year 2008

Revenues increased 1% and net income declined 13% from the sequential September quarter. Higher operating revenues, fueled by an increase in performance fees, were more than offset by ABCP related charges. Compensation and benefits declined as a result of reductions in connection with the ABCP related support, along with declines in deferred compensation plans resulting from declines in the market value of the underlying investments. Other expenses increased as a result of higher marketing costs and foreign currency losses. Cash income (refer to page 5) was $205.1 million, or $1.42 per diluted share, compared to $231.8 million, or $1.60 per diluted share, during the second quarter of fiscal year 2008.

The pre-tax profit margin declined to 20.8% from 24.2% in the prior quarter. The pre-tax profit margin, as adjusted for distribution and servicing expense (refer to page 6) was 28.7%, down from 33.4% in the prior quarter.

Business Developments

Despite challenging market conditions, the Company's investment managers continued to expand their business into new markets, to launch new products, to build new distribution relationships and to achieve industry recognition.

- In a significant new initiative for the Company, Legg Mason Global Funds are launching in China, through a distribution partnership with Citibank China. The fund family includes products from Legg Mason Capital Management, Western Asset, Brandywine Global Investment, Royce, and Batterymarch. Penetration of the Chinese market is an important component of the Company's global growth strategy.

- New product activity continued across many of the Company's leading managers:

  - ClearBridge launched a 130/30 value strategy and two concentrated portfolios focused on absolute returns.

  - Permal launched the Permal Investment Partners (US) and Silk Road funds.

  - Western Asset launched two opportunistic products: Levered Loan LLC and the Strategic USD High Yield Portfolio LLC; two strategic products: Investment Grade Long Duration LLC and Non-US Floating Rate High Income Fund LLC; and the SMASh Series Municipal Extended Credit (MEC).

- New and expanded distribution relationships helped several key managers to access new clients and new opportunities:

  - Legg Mason International Distribution continues to sign new agreements with key partners globally for cross border funds including Hartford, Mass Mutual, ING Morgan Stanley, HSBC and Grand Cathay.

  - Legg Mason Capital Management funds will now be offered in fee-based accounts through Merrill Lynch.

  Also in the quarter, several of our managers and products were recognized by the industry for their achievements:

- Legg Mason Global Plus, a Japan domiciled mutual fund, was awarded "The Fund of the Year 2007" by Morningstar. The fixed-income portion is managed by Western Asset and the equity portion is managed by Batterymarch.

- The Municipal Bond team at Western Asset was a finalist for Morningstar Fixed Income Manager of the Year.

- Robert Hagstrom of Legg Mason Capital Management and manager of the Legg Mason Growth Trust fund and Charlie Dreifus from Royce & Associates, manager of the Royce Special Equity Fund, both received Morningstar Honorable Mention for Domestic Stock Fund Manager of the Year.

Balance Sheet

At December 31, 2007, Legg Mason's cash position was $1.2 billion, total debt was $1.5 billion and stockholders' equity was $7.0 billion. The ratio of total debt to equity was 21.6%.

During January, the Company entered into an arrangement to increase its capital base by agreeing to issue $1.25 billion of 2.5% convertible senior notes. After transaction costs and the repurchase of preferred stock convertible into 2.5 million shares of Legg Mason common stock, the transaction will increase the Company's cash position by approximately $1.0 billion, significantly strengthening the Company's liquidity. In addition, an existing credit facility was increased to $1.0 billion from $500 million.

Use of Supplemental Non-GAAP Financial Information

Cash Income

As supplemental information, we are providing a performance measure that is based on a methodology other than generally accepted accounting principles ("non-GAAP") for "cash income" that management uses as a benchmark in evaluating and comparing the period-to-period operating performance of Legg Mason, Inc. and its subsidiaries. We define "cash income" as net income, plus amortization and deferred taxes related to intangible assets. We believe that cash income provides a good representation of our operating performance adjusted for non-cash acquisition related items and it facilitates comparison of our results to the results of other asset management firms that have not engaged in significant acquisitions. We also believe that cash income is an important metric in estimating the value of an asset management business. In considering acquisitions, we often calculate a target firm's cash earnings as a metric in estimating its value. This measure is provided in addition to net income, but is not a substitute for net income and may not be comparable to non-GAAP performance measures, including measures of cash earnings or cash income, of other companies. Further, cash income is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. Legg Mason considers cash income to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value and because it facilitates comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions.

In calculating cash income, we add the impact of the pre-tax amortization of intangible assets from acquisitions, such as management contracts, to net income to reflect the fact that this non-cash expense does not represent an actual decline in the value of the intangible assets. Deferred taxes on intangible assets, including goodwill, represent actual tax benefits that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we actually receive these tax benefits, we add them to income in the calculation of cash income. Should a disposition or impairment charge occur, its impact on cash income may distort actual changes in the operating performance or value of our firm. Accordingly, we monitor changes in intangible assets and goodwill and the related impact on cash income to ensure appropriate explanations accompany disclosures of cash income.

Although depreciation and amortization on fixed assets are non-cash expenses, we do not add these charges in calculating cash income because these charges are related to assets that will ultimately require replacement.

A reconciliation of net income to non-GAAP cash income is presented on page 11.

Pre-Tax Profit Margin Adjusted for Distribution and Servicing Expense

We believe that pre-tax profit margin adjusted for distribution and servicing expense is a useful measure of our performance because it indicates what our margins would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, and thus shows the effect of these revenues on our margins. This measure is provided in addition to the Company's pre-tax profit margin calculated under GAAP, but is not a substitute for calculations of margin under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins, of other companies. A reconciliation of consolidated pre-tax profit margin, as adjusted, to pre-tax profit margin under GAAP is presented on page 12.

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Mr. Mason, will be held at 8:30 am E.S.T. today. The call will be open to the general public. Interested participants should access the call by dialing 1-866-793-1308 (or for international calls 1-703-639-1310) at least 10 minutes prior to the scheduled start to ensure connection.

A replay or transcript of the live broadcast will be available on the Legg Mason web site, in the investor relations section, or by dialing 1-888-266-2081 (or for international calls 1-703-925-2533), access Pin Number 1192802, after completion of the call. Please note that the replay will be available beginning 1:00 p.m., E.S.T. on Wednesday, January 30, 2008 and ending February 13, 2008.

About Legg Mason

Legg Mason is a global asset management firm, with $998 billion in assets under management as of December 31, 2007. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and its subsequent quarterly reports on Form 10-Q.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollar amounts in thousands, except per share amounts)
(Unaudited)

		Quarters Ended		% Change	
	December 2007	September 2007	December 2006	December 2007 Compared to September 2007	December 2007 Compared to December 2006
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 365,735	$ 376,003	$ 367,217	(2.7) %	(0.4) %
Funds	593,375	590,746	514,065	0.4	15.4
Performance fees	50,848	24,285	63,103	109.4	(19.4)
Distribution and service fees	172,637	177,421	185,451	(2.7)	(6.9)
Other	4,049	3,896	3,137	3.9	29.1
Total operating revenues	1,186,644	1,172,351	1,132,973	1.2	4.7
Operating Expenses:					
Compensation and benefits	366,377	430,231	415,820	(14.8)	(11.9)
Distribution and servicing	326,698	321,108	303,338	1.7	7.7
Communications and technology	45,400	47,747	47,875	(4.9)	(5.2)
Occupancy	34,303	31,533	27,044	8.8	26.8
Amortization of intangible assets	14,155	14,375	17,337	(1.5)	(18.4)
Other	57,720	48,939	58,165	17.9	(0.8)
Total operating expenses	844,653	893,933	869,579	(5.5)	(2.9)
Operating Income	341,991	278,418	263,394	22.8	29.8
Other Income (Expense)					
Interest income	19,356	18,154	14,291	6.6	35.4
Interest expense	(20,837)	(16,627)	(18,507)	25.3	12.6
Other	(93,518)	4,252	18,656	n/m	(601.3)
Total other income (expense)	(94,999)	5,779	14,440	n/m	(757.9)
Income from Continuing Operations before					
Income Tax Provision and Minority Interests	246,992	284,197	277,834	(13.1)	(11.1)
Income tax provision	92,319	106,574	103,652	(13.4)	(10.9)
Income from Continuing Operations					
before Minority Interests	154,673	177,623	174,182	(12.9)	(11.2)
Minority interests, net of tax	(91)	(159)	(121)	n/m	n/m
Income from Continuing Operations	154,582	177,464	174,061	(12.9)	(11.2)
Gain on sale of discontinued operations, net of tax	-	-	572	n/m	n/m
Net Income	$ 154,582	$ 177,464	$ 174,633	(12.9)	(11.5)

n/m - not meaningful

[continued on next page]

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)
(Unaudited)
(continued)

	Quarters Ended			% Change	
				December 2007 Compared to September 2007	December 2007 Compared to December 2006
	December 2007	September 2007	December 2006		
Net income per share:					
Basic					
Income from continuing operations	$ 1.09	$ 1.25	$ 1.23	(12.8) %	(11.4) %
Gain on sale of discontinued operations	-	-	-	*n/m*	*n/m*
	$ 1.09	$ 1.25	$ 1.23	(12.8)	(11.4)
Diluted					
Income from continuing operations	$ 1.07	$ 1.23	$ 1.21	(13.0)	(11.6)
Gain on sale of discontinued operations	-	-	-	*n/m*	*n/m*
	$ 1.07	$ 1.23	$ 1.21	(13.0)	(11.6)
Weighted average number of shares outstanding:					
Basic	142,297	142,427	141,422		
Diluted	144,018	144,627	144,317		

n/m - not meaningful

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollar amounts in thousands, except per share amounts)
(Unaudited)

	For the Nine Months Ended		
	December 2007	December 2006	% Change
Operating Revenues:			
Investment advisory fees:			
Separate accounts	$ 1,122,715	$ 1,069,485	5.0 %
Funds	1,761,406	1,480,444	19.0
Performance fees	129,482	104,731	23.6
Distribution and service fees	533,556	534,869	(0.2)
Other	17,804	12,349	44.2
Total operating revenues	3,564,963	3,201,878	11.3
Operating Expenses:			
Compensation and benefits	1,242,618	1,163,662	6.8
Distribution and servicing	969,312	878,156	10.4
Communications and technology	140,495	128,035	9.7
Occupancy	96,529	71,324	35.3
Amortization of intangible assets	43,585	51,696	(15.7)
Other	159,852	153,161	4.4
Total operating expenses	2,652,391	2,446,034	8.4
Operating Income	912,572	755,844	20.7
Other Income (Expense)			
Interest income	54,001	43,209	25.0
Interest expense	(54,608)	(53,367)	2.3
Other	(75,206)	23,873	(415.0)
Total other income (expense)	(75,813)	13,715	(652.8)
Income from Continuing Operations before			
Income Tax Provision and Minority Interests	836,759	769,559	8.7
Income tax provision	313,483	295,566	6.1
Income from Continuing Operations			
before Minority Interests	523,276	473,993	10.4
Minority interests, net of tax	(215)	(221)	(2.7)
Income from Continuing Operations	523,061	473,772	10.4
Gain on sale of discontinued operations,			
net of tax	-	572	*n/m*
Net Income	$ 523,061	$ 474,344	10.3

n/m - not meaningful

[continued on next page]

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)
(Unaudited)
(continued)

	For the Nine Months Ended		
	December 2007	December 2006	% Change
Net income per share:			
Basic			
Income from continuing operations	$ 3.68	$ 3.36	9.5 %
Gain on sale of discontinued operations	-	-	n/m
	$ 3.68	$ 3.36	9.5
Diluted			
Income from continuing operations	$ 3.62	$ 3.29	10.0
Gain on sale of discontinued operations	-	-	n/m
	$ 3.62	$ 3.29	10.0
Weighted average number of shares outstanding:			
Basic	142,258	140,960	
Diluted	144,351	144,243	

n/m - not meaningful

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA

RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS
TO NON-GAAP CASH INCOME FROM CONTINUING OPERATIONS
(Dollar amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			% Change	
	December 2007	September 2007	December 2006	December 2007 Compared to September 2007	December 2007 Compared to December 2006
Income from Continuing Operations	$ 154,582	$ 177,464	$ 174,061	(12.9) %	(11.2) %
Amortization of intangible assets	14,155	14,375	17,337	(1.5)	(18.4)
Deferred income taxes on intangible assets	36,385	39,957	36,016	(8.9)	1.0
Cash Income from Continuing Operations	$ 205,122	$ 231,796	$ 227,414	(11.5)	(9.8)
Income from Continuing Operations per Diluted Share	$ 1.07	$ 1.23	$ 1.21	(13.0)	(11.6)
Amortization of intangible assets	0.10	0.10	0.12	-	(16.7)
Deferred income taxes on intangible assets	0.25	0.27	0.25	(7.4)	-
Cash Income from Continuing Operations per Diluted Share	$ 1.42	$ 1.60	$ 1.58	(11.3)	(10.1)

	For the Nine Months Ended		% Change
	December 2007	December 2006	
Income from Continuing Operations	$ 523,061	$ 473,772	10.4 %
Amortization of intangible assets	43,585	51,696	(15.7)
Deferred income taxes on intangible assets	109,125	97,497	11.9
Cash Income from Continuing Operations	$ 675,771	$ 622,965	8.5
Income from Continuing Operations per Diluted Share	$ 3.62	$ 3.29	10.0
Amortization of intangible assets	0.30	0.36	(16.7)
Deferred income taxes on intangible assets	0.76	0.67	13.4
Cash Income from Continuing Operations per Diluted Share	$ 4.68	$ 4.32	8.3

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA

PRE-TAX PROFIT MARGIN FROM CONTINUING OPERATIONS
ADJUSTED FOR DISTRIBUTION AND SERVICING EXPENSE
(Dollar amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			% Change	
	December 2007	September 2007	December 2006	December 2007 Compared to September 2007	December 2007 Compared to December 2006
Operating Revenues, GAAP basis	$ 1,186,644	$ 1,172,351	$ 1,132,973	1.2 %	4.7 %
Less:					
Distribution and servicing expense	326,698	321,108	303,338	1.7	7.7
Operating Revenues, as adjusted	$ 859,946	$ 851,243	$ 829,635	1.0	3.7
Income from Continuing Operations before Income Tax Provision and Minority Interests	$ 246,992	$ 284,197	$ 277,834	(13.1)	(11.1)
Pre-tax profit margin, GAAP basis	20.8 %	24.2 %	24.5 %		
Pre-tax profit margin, as adjusted	28.7	33.4	33.5		

	For the Nine Months Ended			
	December 2007	December 2006	% Change	
Operating Revenues, GAAP basis	$ 3,564,963	$ 3,201,878	11.3 %	
Less:				
Distribution and servicing expense	969,312	878,156	10.4	
Operating Revenues, as adjusted	$ 2,595,651	$ 2,323,722	11.7	
Income from Continuing Operations before Income Tax Provision and Minority Interests	$ 836,759	$ 769,559	8.7	
Pre-tax profit margin, GAAP basis	23.5 %	24.0 %		
Pre-tax profit margin, as adjusted	32.2	33.1		

LEGG MASON, INC. AND SUBSIDIARIES

ASSETS UNDER MANAGEMENT
(Dollar amounts in billions)
(Unaudited)

					Quarters Ended					
	December 2007		September 2007		June 2007		March 2007		December 2006	
By asset class:										
Equity	$	320.8	$	343.9	$	352.3	$	338.0	$	337.1
Fixed Income		514.5		506.0		479.2		470.9		460.0
Liquidity		163.2		161.7		160.9		159.6		147.7
Total	$	998.5	$	1,011.6	$	992.4	$	968.5	$	944.8
By asset class (average):										
Equity	$	335.6	$	341.6	$	349.3	$	338.5	$	328.5
Fixed Income		512.9		492.2		475.9		465.0		453.0
Liquidity		165.2		160.9		159.7		155.4		143.5
Total	$	1,013.7	$	994.7	$	984.9	$	958.9	$	925.0
By client domicile:										
US	$	661.0	$	675.7	$	659.9	$	644.5	$	631.4
Non-US		337.5		335.9		332.5		324.0		313.4
Total	$	998.5	$	1,011.6	$	992.4	$	968.5	$	944.8
By division:										
Managed Investments	$	398.8	$	411.4	$	414.2	$	403.2	$	384.8
Institutional		532.4		530.3		506.8		496.3		492.1
Wealth Management		67.3		69.9		71.4		69.0		67.9
Total	$	998.5	$	1,011.6	$	992.4	$	968.5	$	944.8

LEGG MASON, INC. AND SUBSIDIARIES

COMPONENT CHANGES IN ASSETS UNDER MANAGEMENT
(Dollar amounts in billions)
(Unaudited)

	Quarters Ended				
	December 2007	September 2007	June 2007	March 2007	December 2006
Beginning of period	$ 1,011.6	$ 992.4	$ 968.5	$ 944.8	$ 891.4
Net client cash flows	(9.1)	0.3	1.7	13.6	23.0
Market performance and other	(4.0)	18.9	23.5	10.4	30.9
Acquisitions (Dispositions), net	-	-	(1.3)	(0.3)	(0.5)
End of period	$ 998.5	$ 1,011.6	$ 992.4	$ 968.5	$ 944.8

BY DIVISION

	Quarters Ended				
Managed Investments	December 2007	September 2007	June 2007	March 2007	December 2006
Beginning of period	$ 411.4	$ 414.2	$ 403.2	$ 384.8	$ 355.7
Net client cash flows	(6.1)	(8.8)	(3.3)	10.2	14.5
Market performance and other	(6.5)	6.0	14.3	8.2	14.7
Acquisitions (Dispositions), net	-	-	-	-	(0.1)
End of period	$ 398.8	$ 411.4	$ 414.2	$ 403.2	$ 384.8
Institutional					
Beginning of period	$ 530.3	$ 506.8	$ 496.3	$ 492.1	$ 471.4
Net client cash flows	(0.2)	9.9	4.6	2.7	8.9
Market performance and other	2.3	13.6	5.9	1.5	12.2
Acquisitions (Dispositions), net	-	-	-	-	(0.4)
End of period	$ 532.4	$ 530.3	$ 506.8	$ 496.3	$ 492.1
Wealth Management					
Beginning of period	$ 69.9	$ 71.4	$ 69.0	$ 67.9	$ 64.3
Net client cash flows	(2.8)	(0.8)	0.4	0.7	(0.4)
Market performance and other	0.2	(0.7)	3.3	0.7	4.0
Acquisitions (Dispositions), net	-	-	(1.3)	(0.3)	-
End of period	$ 67.3	$ 69.9	$ 71.4	$ 69.0	$ 67.9

LEGG MASON, INC. AND SUBSIDIARIES

COMPONENT CHANGES IN ASSETS UNDER MANAGEMENT
(Dollar amounts in billions)
(Unaudited)

	For the Nine Months Ended		For the Twelve Months Ended	
	December 2007	December 2006	December 2007	December 2006
Beginning of period	$ 968.5	$ 867.6	$ 944.8	$ 850.8
Net client cash flows	(7.2)	30.6	6.5	32.2
Market performance and other	38.5	47.1	48.8	62.3
Acquisitions (Dispositions), net	(1.3)	(0.5)	(1.6)	(0.5)
End of period	$ 998.5	$ 944.8	$ 998.5	$ 944.8

BY DIVISION

	For the Nine Months Ended		For the Twelve Months Ended	
Managed Investments	December 2007	December 2006	December 2007	December 2006
Beginning of period	$ 403.2	$ 356.5	$ 384.8	$ 362.6
Net client cash flows	(18.2)	13.3	(7.9)	4.0
Market performance and other	13.8	15.1	21.9	18.3
Acquisitions (Dispositions), net	-	(0.1)	-	(0.1)
End of period	$ 398.8	$ 384.8	$ 398.8	$ 384.8
Institutional				
Beginning of period	$ 496.3	$ 444.8	$ 492.1	$ 425.3
Net client cash flows	14.2	19.0	16.9	29.5
Market performance and other	21.9	28.7	23.4	37.7
Acquisitions (Dispositions), net	-	(0.4)	-	(0.4)
End of period	$ 532.4	$ 492.1	$ 532.4	$ 492.1
Wealth Management				
Beginning of period	$ 69.0	$ 66.3	$ 67.9	$ 62.9
Net client cash flows	(3.2)	(1.7)	(2.5)	(1.3)
Market performance and other	2.8	3.3	3.5	6.3
Acquisitions (Dispositions), net	(1.3)	-	(1.6)	-
End of period	$ 67.3	$ 67.9	$ 67.3	$ 67.9

Note: Immaterial differences may result from the rounding of quarterly amounts.